Mail Stop 3561

September 17, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Brett A. Kramer
Chief Financial Officer
17301 West Colfax, Suite 250
Golden, Colorado 80401

      Re: **Jacobs Entertainment, Inc.**
               Form 10-K for the year ended December 31, 2008
               Filed March 18, 2009
               File No. 333-88242

Dear Mr. Kramer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Linda Cvrkel
            Branch Chief

VIA FACSIMILE
(303) 215-5219